Exhibit 1.01

Mazor Robotics Ltd.
Conflict Minerals Report
For The Year Ended December 31, 2013

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). For the purpose of the required Reasonable Country of Origin Inquiry (“RCOI”), Mazor Robotics Ltd. is in the process of receiving supply chain responses. The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”) for the purposes of this assessment. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry completed.

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals’ source and chain of custody. The registrant must annually submit a report, Conflict Minerals Report (the “CMR”), to the SEC that includes a description of those due diligence measures.

The report presented herein is not audited as the Rule provides that if a registrant’s products are “DRC conflict undeterminable” in 2013 or 2014, the CMR is not subject to an independent private sector audit.

1. Company Overview

This report has been prepared by management of Mazor Robotics Ltd. (herein referred to as “Mazor”, “we,” “us,” or “our”). The information includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated. It does not include the activities of variable interest entities that are not required to be consolidated.

Mazor Robotics is dedicated to the development and marketing of innovative surgical guidance systems and complementary products that provide a safer surgical environment for patients, surgeons, and operating room staff. Mazor Robotics’ flagship product, Renaissance®, is a state-of-the-art surgical guidance system that enables surgeons to conduct spine surgeries in an accurate and secure manner. Mazor Robotics systems have been successfully used in the placement of over 45,000 implants worldwide. Numerous peer-reviewed publications and presentations at leading scientific conferences have validated the accuracy, usability, and clinical advantages of Mazor Robotics technology.

2. Products Overview

Mazor is the producer of the Renaissance® System™ and its related disposable kits, accessories and spare parts (together referred to as "Renaissance System"). Renaissance is a mechanical guidance system consisting of the workstation with Renaissance’s advanced 3D software, several mounting platforms and the guidance unit. The Renaissance System can be utilized in both spine and brain procedures.

Based upon Mazor's internal assessment, the Renaissance System we produce contains several of the 3TG minerals.

3. Supply Chain Overview

In order to manage the scope of this task, we rely upon our suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us, including sources of 3TG that are supplied to them from sub-tier suppliers. We integrated a responsible sourcing of minerals requirement with our Conflict Minerals Policy. Our suppliers are expected to provide the 3TG sourcing information to us per our Conflict Minerals Policy.

We performed an internal assessment and prioritized the list of suppliers to approach in the first step, and then reached out to our suppliers with letters and questionnaires designed to educate our suppliers regarding the relevant, emerging SEC requirements and Mazor's due diligence expectations. We are continuing to evaluate our supply chain and will be acting according to the continued evaluation.

In addition, Mazor has performed a comprehensive analysis of the Renaissance components, and the role that suppliers play throughout our manufacturing and product delivery processes. We defined the scope of our conflict minerals due diligence by identifying and reaching out to our suppliers that provide components or engage in manufacturing activities that are likely to contain 3TG. We adopted the standard conflict minerals reporting templates established by the Conflict-Free Sourcing Initiative (CFSI), and launched our conflict minerals due diligence communication survey to these suppliers, who are suppliers to our Renaissance System in 2013.

4. Reasonable Country of Origin Inquiry (RCOI) and Conflict Mineral conclusion

We conducted an analysis of our products and found that the above SEC defined “conflict minerals”or 3TG can be found in our Renaissance System. Therefore, the products that we manufacture are subject to the reporting obligations of the Rule.

Due to the breadth and complexity of Mazor’s products and respective supply chain, it will take time for many of our suppliers to verify the origin of all of the minerals. Using our supply chain due diligence processes, driving accountability within the supply chain by leveraging the industry standard CFSI/CFS program, and continuing our outreach efforts, we plan to further develop transparency into our supply chain.

5. Conflict Minerals Status Analysis and Conflict Status conclusion

Mazor has concluded that our supply chain remains “DRC conflict undeterminable”. We have reached this conclusion because we have been unable to determine the origin of all of the 3TG used in our instruments and arrays.

6.  Due Diligence Program

6.1. Conflict Minerals Policy

Mazor is concerned that the trade of conflict minerals mined in the eastern provinces of the Democratic Republic of the Congo may be fueling human rights atrocities in the region. These minerals and their refined metals—tantalum, tin, tungsten and gold (3TG)—are widely used in the end markets served by Mazor. As a result, we support the actions of governments and organizations to increase supply chain transparency and enable companies to source conflict-free minerals.

Mazor has adopted a Conflict Minerals Policy, which is designed to address to the requirements of the Rule.  The Policy will be available on the Company's website at www.mazorrobotics.com under "Investor Relations\ Corporate Governance".

6.2. Due Diligence Process

6.2.1. Design of Our Due Diligence and Description of the Due Diligence Process

Our due diligence processes and efforts have been developed in conjunction with the 2nd edition of The Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related supplements for gold and for tin, tantalum and tungsten. Mazor designed our due diligence process, management and measures to conform in all material respects with the framework OECD Guidance.

Our conflict minerals due diligence process includes: the development of a Conflict Minerals Policy, establishment of governance structures with cross functional team members and senior executives, communication to, and engagement of, suppliers, due diligence compliance process and measurement, record keeping and escalation procedures. We periodically report to the Audit Committee of the Board of Directors with respect to our due diligence process and compliance obligations.

6.2.2. Management Systems

As described above, Mazor has adopted a Conflict Mineral Policy which will be posted on our website.

6.2.3. Internal Team

Mazor has established a management system for complying with the applicable rules. Our management system includes the development of a Conflict Minerals Task Force led by our Chief Operations Officer, Chief Financial Officer, and a team of subject matter experts from relevant functions such as, purchasing, and manufacturing. The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy and is led by our Controller, who acts as the conflict minerals program manager. Senior management is briefed about the results of our due diligence efforts on a regular basis.

6.2.4. Data sources

We are using our internal systems and resources to collect and analyze the RCOI. We are working with an external consultant to assist with our conflict minerals management program.

6.2.5. Escalation Procedure

Mazor has established a Conflict Minerals Policy. We also created follow-up processes (including e-mail communication) to identify and escalate any identified issues associated with non-responsive or problematic responses to our RCOI.

6.2.6. Maintain records

Mazor has established our due diligence compliance process and set forth documentation and record maintenance mechanism to ensure the retaining of relevant documentation in a structured electronic database.

6.3. Steps to be taken to mitigate risk and maturing due diligence program

As we move towards developing our due diligence program, we intend to enhance supplier communication, training process to improve due diligence data accuracy and completion, in order to mitigate the possible risk that the necessary conflict minerals in our products could benefit armed groups in the Covered Countries.

7. Identify and assess risk in the supply chain

Because of our size, the breadth and complexity of our Renaissance System, and the constant evolution of our supply chain, it is difficult to identify actors downstream from our direct suppliers.

We have identified direct suppliers for our Renaissance System. Some of these suppliers are within the scope of our RCOI. We have received responses to our request for information and we are in the process of following up with our suppliers. We are communicating to our suppliers the importance of compliance and have a conflict minerals management program in place to collect, analyze, store and monitor the results of our ROCI.